UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: April 16, 2008                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                      APRIL 16, 2008

                    TUMI PROVIDES SWEDISH EXPLORATION UPDATE

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, announces progress on the drill program at Sala with two drill holes completed to date. In addition to the drill program, the Company is advancing its baseline geological work and has signed an agreement with SkyTEM of Denmark to fly airborne electromagnetics (EM) and magnetics over a further seven of the Company's licence areas in the Bergslagen District of Sweden. The licence areas to be flown are Koberg, Hallefors, Jonsmossen, Lovasen, Skalbo, Sala 4 and Jugansbo.

At Sala, the Company's ongoing exploration program, including detailed ground mapping and 44 line-kms of detailed ground EM covering the old mine and surrounding prospective ground, has identified a drill target immediately to the west of and parallel to the old mine and extending to the southwest. The potential target strike length is about one kilometer. There is evidence of old drill holes in this area, but no information about these holes has been found in the public domain. This is the target area for the initial drill program. Diamond drilling started recently at the northern end of the target, and two holes totaling in excess of 700m have been completed.

Mr. Henstridge stated from Sala, Sweden, "Our initial drilling program is progressing very satisfactorily and core from both drill holes is currently being split and delivered to the assay laboratory".

The Company intends to complete a further 10 holes along the target zone as part of our initial program. Mr. John Nebocat, the Company's independent qualified person, is also on site and has been supervising the sampling procedures.

SkyTEM are now mobilizing their equipment to Sweden, with the survey work program to commence shortly and, weather permitting, all areas should be flown within two weeks.

The qualified person for Tumi's projects, David Henstridge, has visited the Sala drill site, core cutting facilities and all of Tumi's areas located in the Bergslagen District of Sweden and has verified the contents of this news release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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